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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
                   ss.240.13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to ss.240.13d-2.

                    Under the Securities Exchange Act of 1934


                               GOLD FIELDS LIMITED
                                (Name of Issuer)

                Ordinary Shares of par value Rand 0.50 per share
                         (Title of Class of Securities)

                                     6280215
                                 (CUSIP Number)

                                 March 17, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
|X|      Rule 13d-1(c)
[_]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP NO. 6280215                    13G                       PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS

     Mvelaphanda Resources Limited
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Republic of South Africa
--------------------------------------------------------------------------------
                 5.  SOLE VOTING POWER
  NUMBER OF          NONE
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     6.  SHARED VOTING POWER
  OWNED BY           50,000,000(1)
    EACH         ---------------------------------------------------------------
 REPORTING       7.  SOLE DISPOSITIVE POWER
   PERSON            NONE
    WITH         ---------------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     50,000,000(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000,000(1)
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.10%(2)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
(1) As of the date of this filing, all of these shares are held by Mvelaphanda Gold (Proprietary) Limited, a wholly-owned direct subsidiary of Mvelaphanda Resources Limited. The shares are held subject to a right of first refusal in favor of the Issuer before any transfer to a third party. The shares have been pledged to Deutsche Bank A.G. pursuant to financing arrangements between it and the reporting persons. Deutsche Bank A.G. may in certain circumstances and in its discretion, dispose of the pledged shares on behalf of the reporting persons in order to meet margin requirements under the financing arrangements. Deutsche Bank A.G. also has certain call option rights which are exercisable against Mvelaphanda Gold (Proprietary) Limited in respect of up to 6,500,000 shares of the Issuer in aggregate during the period from March 17, 2009 until October 7, 2009.

(2) This calculation is based on 703,839,976 Ordinary Shares outstanding, as reported in the Issuer's report on Form 6-K, filed with the Securities and Exchange Commission on March 17, 2009.

CUSIP NO. 6280215                    13G                       PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS

     Mvelaphanda Gold (Proprietary) Limited(3)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Republic of South Africa
--------------------------------------------------------------------------------
                 5.  SOLE VOTING POWER
  NUMBER OF          NONE
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     6.  SHARED VOTING POWER
  OWNED BY           50,000,000(4)
    EACH         ---------------------------------------------------------------
 REPORTING       7.  SOLE DISPOSITIVE POWER
   PERSON            NONE
    WITH         ---------------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     50,000,000(4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000,000(4)
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.10%(5)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

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(3) Mvelaphanda Gold (Proprietary) Limited is a wholly-owned direct subsidiary of Mvelaphanda Resources Limited.

(4) The shares are held subject to a right of first refusal in favor of the Issuer before any transfer to a third party. The shares have been pledged to Deutsche Bank A.G. pursuant to financing arrangements between it and the reporting persons. Deutsche Bank A.G. may in certain circumstances and in its discretion, dispose of the pledged shares on behalf of the reporting persons in order to meet margin requirements under the financing arrangements. Deutsche Bank A.G. also has certain call option rights which are exercisable against Mvelaphanda Gold (Proprietary) Limited in respect of up to 6,500,000 shares of the Issuer in aggregate during the period from March 17, 2009 until October 7, 2009.

(5) This calculation is based on 703,839,976 Ordinary Shares outstanding, as reported in the Issuer's report on Form 6-K, filed with the Securities and Exchange Commission on March 17, 2009.

CUSIP NO. 6280215                    13G                       PAGE 4 OF 8 PAGES


ITEM 1.

     (a) NAME OF ISSUER

         Gold Fields Limited

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         150 Helen Road, Sandton, Johannesburg, South Africa

ITEM 2.

     (a) NAME OF PERSON FILING

         Mvelaphanda Resources Limited

         Mvelaphanda Gold (Proprietary) Limited

         As of the date of this filing, all of the shares are held by Mvelaphanda Gold (Proprietary) Limited, a wholly-owned direct subsidiary of Mvelaphanda Resources Limited.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         Mvelaphanda Resources Limited, 1A Albury Park, Magalieszicht Avenue, Dunkeld West, 2196, Sandton, South Africa.

         Mvelaphanda Gold (Proprietary) Limited, 1A Albury Park, Magalieszicht Avenue, Dunkeld West, 2196, Sandton, South Africa.

     (c) CITIZENSHIP

         The Republic of South Africa

     (d) TITLE OF CLASS OF SECURITIES

         Ordinary Shares of par value Rand 0.50 per share

     (e) CUSIP NUMBER

         6280215

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)   [ ]     Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o);

    (b)   [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c)   [ ]     Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

    (d)   [ ]     Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

    (e)   [ ]     An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E), (1);

    (f)   [ ]     An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

CUSIP NO. 6280215                    13G                       PAGE 5 OF 8 PAGES


    (g)   [ ]     A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G), 2;

    (h)   [ ]     A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)   [ ]     A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

    (j)   [ ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         Not applicable

ITEM 4.  OWNERSHIP.

    (a)  AMOUNT BENEFICIALLY OWNED:

         50,000,000

    (b)  PERCENT OF CLASS:

         7.10%
    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote: None

         (ii)  Shared power to vote or to direct the vote: 50,000,000

         (iii) Sole power to dispose or to direct the disposition of: None

         (iv)  Shared power to dispose or to direct the disposition of:
               50,000,000

         As of the date of this filing, all of the shares are held by Mvelaphanda Gold (Proprietary) Limited, a wholly-owned direct subsidiary of Mvelaphanda Resources Limited.

         The shares are held subject to a right of first refusal in favor of the Issuer before any transfer to a third party. The shares have been pledged to Deutsche Bank A.G. pursuant to financing arrangements between it and the reporting persons. Deutsche Bank A.G. may in certain circumstances and in its discretion, dispose of the pledged shares on behalf of the reporting persons in order to meet margin requirements under the financing arrangements. Deutsche Bank A.G. also has certain call option rights which are exercisable against Mvelaphanda Gold (Proprietary) Limited in respect of up to 6,500,000 shares of the Issuer in aggregate during the period from March 17, 2009 until October 7, 2009.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         .

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

CUSIP NO. 6280215                    13G                       PAGE 6 OF 8 PAGES


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2009
                                             MVELAPHANDA RESOURCES LIMITED

                                             By: /s/ Bernard van Rooyen
                                                 -------------------------------
                                                 Name:  Bernard van Rooyen
                                                 Title: Deputy Chairman


                                             MVELAPHANDA GOLD (PROPRIETARY)
                                             LIMITED

                                             By: /s/ Bernard van Rooyen
                                                 -------------------------------
                                                 Name:  Bernard van Rooyen
                                                 Title: Deputy Chairman